EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31	2015	2014
	(dollars are in millions)
Income (loss) from continuing operations	$(5)	$112
Income tax benefit	28	17
Income (loss) from continuing operations before income tax expense	(33)	95
Fixed charges:
Interest expense	248	274
Interest portion of rentals(1)	1	1
Total fixed charges	249	275
Total earnings from continuing operations as defined	$216	$370
Ratio of earnings to fixed charges	.87	1.35
Preferred stock dividends(2)	$49	$48
Ratio of earnings to combined fixed charges and preferred stock dividends	.72	1.15

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.